UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13G/A


           Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934


                            (Amendment No. 1)(1)


                        Cardiovascular Dynamics, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, $0.001 par value per share
-------------------------------------------------------------------------------
                       (Title or Class of Securities)

                                 14160K 10 2
-------------------------------------------------------------------------------
                               (CUSIP Number)


--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 14160K 10 2               13G/A                   Page 2 of 5 Pages


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Boston Scientific Corporation
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                     (a) [ ]
       N/A                                                           (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The State of Delaware
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                5     SOLE VOTING POWER

                      501,000

NUMBER OF       ----------------------------------------------------------------
SHARES          6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY              0
EACH
REPORTING       ----------------------------------------------------------------
PERSON          7     SOLE DISPOSITIVE POWER
WITH
                      501,000

                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       501,000

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                          [ ]

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.4% (See Item 4(b))

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       CO

--------------------------------------------------------------------------------


CUSIP No. 14160K 10 2               13G/A                   Page 3 of 5 Pages


ITEM 1(a).    NAME OF ISSUER:

              Cardiovascular Dynamics, Inc., a Delaware corporation (the "Company")

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              13900 Alton Parkway, Suite 122
              Irvine, CA  92718

ITEM 2(a).    NAME OF PERSON FILING:

              Boston Scientific Corporation

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              One Boston Scientific Place
              Natick, MA  01760-1537

ITEM 2(c).    CITIZENSHIP:

              The State of Delaware

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock, $0.001 par value per share, (the "shares")

ITEM 2(e).    CUSIP NUMBER:

              14160K 10 2


CUSIP No. 14160K 10 2               13G/A                   Page 4 of 5 Pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable; filed pursuant to Rule 13d-1(c)

ITEM 4.       OWNERSHIP:

       (a)    Amount beneficially owned:  501,000 shares
       (b)    Percent of class:  5.4%(2)
       (c)    Number of shares as to which such person has:
              (i)    Sole Power to vote or to direct the vote:  501,000 shares
              (ii)   Shared power to vote or to direct the vote:  0 shares
              (iii)  Sole power to dispose or to direct the disposition of:
                     501,000 shares
              (iv)   Shared power to dispose or to direct the disposition of:
                     0 shares

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
              ANOTHER PERSON:

              Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not applicable.


--------------------
(2) Pursuant to Rule 13d-1(e), the Reporting Person is relying on the Form 10-Q filed by the Issuer for the quarterly period ended September 30, 1997, indicating a total of 9,358,000 shares outstanding.



CUSIP No. 14160K 10 2               13G/A                   Page 5 of 5 Pages


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10.      CERTIFICATION:

              Not applicable.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 12, 1998
                                       ---------------------------------
                                                 (Date)


                                       By: /s/  Lawrence J. Knopf
                                           -----------------------------
                                           Name:  Lawrence J. Knopf
                                           Title: Vice-President and
                                                  Assistant General Counsel